Exhibit (a)(1)(F)

Andrew S. Friedman (AZ 005425)

afriedman@bffb.com

BONNETT FAIRBOURN FRIEDMAN & BALINT, PC

2325 East Camelback Road, Suite 300

Phoenix, AZ 85016

Telephone: (602) 274-1100

[Additional counsel in signature block]

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

DISTRICT OF ARIZONA

Ralph Shaoul, Individually and on Behalf of All Others Similarly Situated,	Case No.:
Class Action
Plaintiff, v.	COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934
Inventure Foods, Inc., Terry McDaniel, Timothy A. Cole, Ashton D. Asensio, Macon Bryce Edmonson, Paul J. Lapadat, and Joel D. Stewart,	JURY TRIAL DEMANDED

Defendants.

Plaintiff, Ralph Shaoul (“Plaintiff”), by and through his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on October 26, 2017 (the “Proposed Transaction” or “Merger”), pursuant to which Inventure Foods, Inc.

(“Inventure” or the “Company”) will be acquired by Utz Quality Foods, LLC (“Utz” or “ Parent”), through Utz’s wholly owned subsidiary, Heron Sub, Inc. (“Merger Sub”) (Utz and Merger Sub are collectively referred to herein as “Utz”).

2. On October 25, 2017, Inventure’s Board of Directors (the “Board” or the “Individual Defendants”) caused the Company to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Utz. Pursuant to the terms of the Merger Agreement, Utz commenced a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of Inventure common stock for $4.00 per share in cash (the “Offer Price”). The Tender Offer commenced on November 15, 2017 and is set to expire at 12:00 p.m., New York City time, on December 13, 2017.

3. On November 15, 2017, Defendants filed a Solicitation/Recommendation Statement on Form 14D-9 (the “Solicitation Statement” or “Solicitation”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. As described herein, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders it false and misleading, in violation of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d), 78n(e), 78t(a), and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9(d) (“Rule 14d-9).

4. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ wrongdoing described herein.

JURISDICTION AND VENUE

5. This Court has subject matter jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act, 15 U.S.C § 78aa, and 28 U.S.C. § 1331, as Plaintiff alleges violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act.

6. This Court has personal jurisdiction over all of the Defendants because each is either a corporation that conducts business in, and maintains operations within, this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because Inventure maintains its principal executive offices in this District, each Defendant transacted business in this District, and a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously through all times relevant hereto, the owner of Inventure common stock.

9. Defendant Inventure is a Delaware corporation. The address for its principal executive offices is 5415 East High Street, Suite 350, Phoenix, Arizona 85054, and its common stock is listed and traded on The NASDAQ Stock Market under the symbol “SNAK.”

10. Defendant Terry McDaniel (“McDaniel”) has served as a Director and as the

Chief Executive Officer of the Company since May 2008 and as Chief Operating Officer (“COO”) from April 2006 to April 2008.

11. Defendant Timothy A. Cole was appointed as Inventure’s Interim Chairman of the Board in January 2017, and has served as a Director of the Company since May 2014.

12. Defendant Ashton D. Asensio (“Asensio”) has served as a Director of Inventure since February 2006.

13. Defendant Macon Bryce Edmonson (“Edmonson”) has served as a Director of Inventure since July 2006.

14. Defendant Paul J. Lapadat (“Lapadat”) has served as a Director of Inventure since May 2013.

15. Defendant Joel D. Stewart (“Stewart”) has served as a Director of Inventure since January 2017.

16. Defendants McDaniel, Cole, Asensio, Edmonson, Lapadat, and Stewart are collectively referred to as the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

17. As described on its website, Inventure “is a marketer and manufacturer of specialty food brands in better-for-you and indulgent categories under a variety of Company owned and licensed brand names.” Those brand names include Jamba, TGI Fridays, Nathan’s Famous, and Seattle’s Best Coffee, among others. Inventure operates manufacturing facilities in Arizona, Indiana, Washington, Oregon, and Georgia.

18. In soliciting shareholder approval for the Proposed Transaction, Defendants issued the Solicitation Statement, which purports to contain a summary of the Proposed Transaction, but omits certain critical information, which renders portions of the Solicitation Statement materially incomplete and/or misleading, in violation of the Securities Act provisions discussed herein. As a result, Inventure’s shareholders lack material information necessary to allow them to make an informed decision concerning whether to tender their shares.

19. In particular, the Solicitation Statement contains materially incomplete and/or misleading information concerning, inter alia: the financial analyses performed by Inventure’s financial advisor, Rothschild Inc. (“Rothschild”), in support of its opinion that the Offer Price is fair to Inventure shareholders.

20. The Solicitation Statement states that in rendering its fairness opinion, Rothschild performed a Discounted Cash Flow Analysis (“DCF”). For this analysis, Rothschild calculated “the estimated present value of the standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate . . . through the end of GY2018” based on management’s forecasts. Solicitation at 44-45. “Rothschild also calculated a range of estimated terminal values for the Company utilizing the terminal multiple methodology,” whereby it applied a range of last-twelve month period (“LTM”) terminal multiples of 11.0x to 13.0x to Inventure’s projected adjusted EBITDA. Id. at 45. The problem, however, is that the Solicitation Statement fails to disclose Inventure’s free cash flows, even though this is the very basis of Rothschild’s DFC analysis. Moreover, aside from a vague reference to Rothschild’s “professional judgment,” id., there is no disclosure concerning how Rothschild arrived at its terminal multiple range of 11.0x to

13.0x.

21. The Solicitation Statement goes on to note that “the cash flows and the terminal values were then discounted to present value using discount rates of 13.5% to 15.5% based on an estimate of the Company’s weighted average cost of capital [“WACC”] as of October 25, 2017, to derive a range of implied EVs [enterprise values] for the Company.” Id. at 45. The Solicitation Statement, however, fails to disclose any of the inputs Rothschild used to determine the WACC. This omitted information is material to Inventure shareholders in deciding whether to tender their shares, as the lack of disclosure of the inputs that were used by Rothschild in its DCF analysis, including the underlying inputs supporting Rothschild’s EV range, prevents shareholders from understanding the context of Rothschild’s figures or considering whether any of the inputs thereto or ranges derived therefrom are anomalous. Absent this information, Inventure shareholders are unable to determine whether the Proposed Transaction is indeed fair and in their best interest.

22. The Solicitation Statement also omits material information concerning the Selected Public Company Analysis. For this analysis, Rothschild reviewed the financial data of 14 public companies it considered “similar to the operations of one or more of the business lines of the Company” (the “Selected Public Companies”). Id. at 40. Based on this data, Rothschild calculated each Selected Public Company’s EV “as a multiple of the estimated revenue of such company” for certain future fiscal years, which Rothschild referred to as “EV/Sales.” Id. at 41. Based on the EV/Sales multiple calculated by Rothschild, and based on its professional judgment, Rothschild applied an illustrative range of EV/Sales of 0.90x to 1.20x to the estimated sales of Inventure for FY2018. From this data, Rothschild ultimately reached an implied per share equity value reference range for Inventure of $1.75 to $3.50. Rothschild then applied to Inventure’s estimated sales for FY2019 the same 0.90x to 120x range of EV/Sales, and then subtracted from such implied EVs the estimated amount of Inventure’s net debt as of December 29, 2017. From this exercise Rothschild reached an implied per share equity value reference range for Inventure of $2.00 to $4.00.

23. The Solicitation Statement, however, does not disclose the EV/Sales multiples for each of the Selected Public Companies, which is the underpinning of Rothschild’s Selected Public Company Analysis conclusion. The real informative value of a financial advisor’s work is not in its ultimate conclusion, but in the inputs and valuation analyses that buttress that result. When a financial advisor’s endorsement of the fairness of a transaction is touted to shareholders (see id. at 35), the valuation methods used to arrive at that opinion, as well as the key inputs and multiples used in those analyses, must also be fairly disclosed.

24. The Solicitation Statements disclosure regarding Rothschild’s Selected Precedent Transactions Analysis fares no better. For this analysis, Rothschild analyzed the transaction value multiples for 23 selected transactions involving companies with business operations similar to Inventure’s. Rothschild reviewed the transaction value of each of the transactions and calculated the implied EV for the target company, based on a variety of metrics. Id. at 44. From this analysis, Rothschild derived an EV/Sales multiple for each transaction, which it defined as “the implied EV of the target company of the selected transaction as a multiple of the revenue of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available.” Id. From this multiple, Rothschild applied an illustrative range of EV/Sales of 0.90x to 1.65x to Inventure’s projected estimated revenue. Ultimately, Rothschild reached an implied per share equity value reference range for the Company of i) $1.25 to $5.25 per share for Inventure’s estimated revenue for the 12-month period ended on September 30, 2017 of approximately $112 million (“LTM sales”), and 2) $1.50 to $5.75 per share for the estimated revenue of the Company for FY2017 of approximately $116 million (“FY2017E sales”). There is a glaring omission, however: the Solicitation Statement never discloses the multiple of each specific transaction, despite the fact that each transaction multiple informed Rothschild when it reached its Selected Precedent Transaction equity value reference range. As previously noted, the real value of Rothschild’s work is not in its conclusion, but in the valuation analyses and inputs that underpin that result. It is those analyses that are crucial for shareholders evaluating the merits of the Merger.

25. Without the foregoing material disclosures, it is impossible for Inventure shareholders to fully understand and interpret Rothschild’s financial analyses or the fairness of the Offer Price when determining whether to tender their shares.

26. There are also several material omissions in the Solicitation Statement concerning the process surrounding the Merger.

27. For example, the Solicitation Statement notes that between August 22, 2016 and March 16, 2017, the Company entered into nondisclosure agreements (“NDAs”) with

44 potential transaction counterparties other than Utz. Id. at 17. However, descriptions concerning material terms in these NDAs are absent. Specifically, it is recounted that on August 5, 2016, the Board’s Transaction Committee instructed Rothschild to begin to solicit interest from certain potentially interested parties, subject to the execution of NDAs “with customary standstill provisions.” Id. at 16. The Solicitation Statement, however, fails to disclose whether the NDAs these other parties ultimately executed (which presumably had the referenced “customary” standstill provision) included “don’t-ask-don’t-waive” provisions and/or sunset provisions.

28. If the NDAs contained “don’t ask don’t waive” provisions, these other parties are likely prohibited from even contacting Inventure for the purpose of coming forward with a topping bid. Sunset provisions, on the other hand, set an effective time whereby the standstill prohibitions expire (e.g., upon Inventure’s entry into a definitive merger agreement with another buyer) and, depending on the nature and duration of the standstill period, could provide other parties with a “second bite at the apple” to submit a topping bid.

29. The omission of the details regarding these NDAs renders the Solicitation Statement materially misleading because it gives the impression that the counterparties who entered into negotiations with the Company prior to the signing of the Merger Agreement have the ability to come forward with a topping bid, when they may, in fact, be contractually prohibited from doing so. Thus, the omission of this information renders all references to the NDAs in the Solicitation Statement materially false and misleading.

30. Particularly, in this case, the Board approved Utz’s offer of $4.00 per share,

which was significantly less than other offers received during the sales process. For example, the Solicitation Statement notes that “Party F” submitted a preliminary indication of interest to acquire all Inventure outstanding stock at a range of $11.50 to $12.40 per share.1 Like all other suitors who lost out to Utz, the Solicitation Statement fails to disclose whether Party F’s NDA had onerous standstill terms that would have restricted it from later coming forward with a topping bid.

31. Additionally, the Solicitation Statement fails to fully disclose Rothschild’s potential conflicts of interest. Specifically, it observes that “Rothschild and its affiliates are engaged in a wide range of financial advisory and investment banking activities” yet notes only that Rothschild, in the past two years, and aside from those services rendered to the Company in connection with the sales process, “did not provide financial advisory services to Parent [i.e. Utz] or the Company.” Id. at 46-47 (emphasis added). This begs the question of whether Rothschild recently provided any investment banking services to Utz. The existence of such services creates a potential that Rothschild could be biased in favor of Utz, rather than Inventure, which, unlike Inventure, will disappear upon consummation of the Merger. Yet the Solicitation Statement is silent on this issue of investment banking work.

CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action as a class action pursuant to Fed. R. Civ. P. 23 on

1 On January, 5, 2017, Party F withdrew from the process, stating that it “remained interested in a transaction with the Company but could not continue to actively evaluate an acquisition of the Company at that time due to internal issues that were not related to a potential transaction involving the Company.” Id. at 20.

behalf of himself and the other public shareholders of Inventure (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

33. This action is properly maintainable as a class action for the following reasons:

34. The Class is so numerous that joinder of all members is impracticable. As of November 6, 2017, there were 19,827,000 shares of Inventure common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

35. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have violated Sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with the Proposed Transaction; and (ii) whether Plaintiff and the Class would be irreparably harmed if the Proposed Transaction is consummated as currently contemplated.

36. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

37. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

38. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

39. A class action is superior to other available methods for fairly and efficiently adjudicating this controversy.

40. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

CAUSES OF ACTION

COUNT I

Claim for Violation of Section 14(d) of the Exchange Act

and Rule 14d-9 Promulgated Thereunder

(Against All Defendants)

41. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

42. Defendants have caused the Solicitation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

43. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides, in pertinent part: “Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.”

44. SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides, in pertinent part: “Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.”

45. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to: “Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

46. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

47. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing the statements in the Solicitation Statement to be materially incomplete and/or misleading.

48. The omissions and incomplete and misleading statements in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares. In addition, a reasonable investor would view such information as altering the “total mix” of information made available to shareholders.

49. As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(d) of the Exchange Act and SEC Rule 14d-9, absent injunctive relief from the Court, Plaintiff and the other members of the Class have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision as to whether to tender their shares.

50. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Claim for Violation of Section 14(e) of the Exchange Act

(Against All Defendants)

51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52. Section 14(e) of the Exchange Act provides, in pertinent part: “It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.”

53. Defendants prepared, reviewed, filed and disseminated the false and misleading Solicitation Statement to Inventure’s shareholders.

54. In doing so, Defendants knew or recklessly disregarded that the Solicitation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

55. The omissions and incomplete and misleading statements in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares. In addition, a reasonable investor would view such information as altering the “total mix” of information made available to shareholders.

56. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Solicitation Statement, Defendants were undoubtedly aware of this information and had previously reviewed it, including participating in the Merger negotiation and sales process and reviewing financial analyses purportedly summarized in the Solicitation Statement.

57. Defendants also knew that Plaintiff and the other members of the Class would rely upon the Solicitation Statement in determining whether to tender their shares.

58. As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff and the other members of the Class have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision as to whether to tender their shares.

59. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Claim for Violation of Section 20(a) of the Exchange Act

(Against the Individual Defendants)

60. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

61. The Individual Defendants acted as controlling persons of Inventure within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Inventure, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

62. Each of the Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

63. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

64. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

65. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

66. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

67. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Tender Offer and/or Proposed Transaction;

C. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: November 21, 2017.

By:	/s/Andrew S. Friedman
Andrew S. Friedman
afriedman@bffb.com
BONNETT FAIRBOURN FRIEDMAN & BALINT, P.C.
2325 East Camelback Road, Suite 300
Phoenix, AZ 85016
Telephone: (602) 274-1100

Carl L. Stine (pro hac vice to be filed)
cstine@wolfpopper.com
Adam J. Blander (pro hac vice to be filed)
ablander@wolfpopper.com

WOLF POPPER LLP
845 Third Avenue
New York, New York 10022
Tel: 212-759-4600

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

UNDER THE FEDERAL SECURITIES LAWS

I, Ralph Shaoul, hereby state:

1. I have reviewed the complaint against Inventure Foods, Inc. (“lnventure”) and certain of its directors and officers. I have authorized the filing of a complaint and lead plaintiff motion on my behalf.

2. I am willing to serve as a representative party on behalf of the Class, including providing testimony at deposition and trial, if necessary.

3. I currently own 700 Inventure shares, which I bought on the following dates and for the following per share prices:

Date	# of shares purchased	# of shares sold	Price per share
3-4-2016	700	0	$5.44

TOTAL

4. I did not purchase these securities at the direction of counsel, or in order to participate in any private action arising under the federal securities laws.

5. During the three-year period preceding the date of signing this certification, I have not sought to serve, and have not served, as a representative on behalf of a class in any private action arising under the federal securities laws.

6. I will not accept any payment for serving as a representative party on behalf of the Class except to receive a pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses, including lost wages relating to the representation of the Class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 18 day of November, 2017

By:
Ralph Shaoul